Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales registered 29,140 units in August 2019

Focus on retail acceleration and stock correction continued this month

Mumbai, September 1, 2019: Tata Motors Limited today announced its sales in the domestic & international market, for the month of August 2019, which stood at 32,343 vehicles, compared to 62,688 units during August 2018.

Domestic Sales Performance:

	Aug’19	Aug’18	% Change	FY20	FY19	% Change
Total Domestic Sales	29,140	57,210	-49%	193,957	273,685	-29%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., "Subdued demand sentiment due to poor freight availability, lower freight rates and general slowdown in economy continued to hamper the commercial vehicle demand. System stock reduction through retail focus and aligning production, will continue to be our approach, while cautiously monitoring the market, in these challenging times. As a result, retail sales are estimated to be ahead of wholesale by over 25% in August. We are looking forward to a positive impact of the recently announced stimulus package by the Government."

Category	Aug’19	Aug’18	% Change	FY20	FY19	% Change
M&HCV	5,340	12,715	-58%	37,249	60,924	-39%
I & LCV	3,152	5,260	-40%	18,472	21,027	-12%
SCV & Pick up	11,082	17,426	-36%	63,804	80,100	-20%
Passenger Carriers	2,250	4,458	-50%	19,686	24,267	-19%
Total CV	21,824	39,859	-45%	139,211	186,318	-25%

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd., “Under the challenging market situation, we continued to focus on improving retail sales. Our retail sales were 42% more than offtake and as a result the network stock came down by over 3000 vehicles. This prepares dealers well for the festival season. Our prime focus remains on the working capital rotation of the channel. Our aim is to improve the retail capability, till August 2019, 72 new sales outlets were added and 3500+ sales executives were recruited.

Marking the onset of the festive season, we will drive positive sentiments with special offers and several special editions. We have kick-started this by further increasing the style quotient of the Harrier with the Harrier Dark Edition. We are hopeful that the recently announced financial package by finance minister will help in improving the liquidity of market and to reduce the ownership cost. This will certainly help the industry to revive and drive the growth.”

Category	Aug’19	Aug’18	% Change	FY20	FY19	% Change
Total PV	7,316	17,351	-58%	54,746	87,367	-37%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.